================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period       March 16 to May 4, 2000
                ----------------------------

                                   JACADA LTD.

 ------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                           11 GALGALEI HAPLADA STREET,

                             HERZLIYA, 46722 ISRAEL

-------------------------------------------------------------------------------

                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

54497.0003

                                EXPLANATORY NOTE



Attached is:

1. Press Release, released publicly on May 3, 2000, including unaudited interim consolidated financial statements for the three months ended March 31, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                               Date: May 4, 2000


                     JACADA LTD.



                     By: /s/ Ran Oz
                         ------------------------------------------------
                         Name:  Ran Oz
                         Title: Chief Financial Officer & General Manager

                                         Contact:
                                                      Investor Relations:
                                                      Mandy Haagenson
                                                      Fleishman Hillard
                                                      (404) 659-4446 ext. 148
                                                      HAAGENSM@FLEISHMAN.COM


            JACADA REPORTS RECORD REVENUE FOR THE FIRST QUARTER 2000
                   SOFTWARE LICENSE REVENUE GROWS 100 PERCENT

           ATLANTA, May 3, 2000 - Jacada Ltd. (NASDAQ: JCDA), a leading provider of Internet infrastructure software, today reported record first quarter results for the period ended March 31, 2000.

           Revenue for the first quarter was up a record 66 percent to $4.8 million, as compared to $2.9 million in the same period last year. Software license revenue for the first quarter increased 100 percent compared with the same period last year. Gross profit for the quarter increased by 64 percent to $3.6 million, as compared to $2.2 million in first quarter 1999. Net income for the quarter was $245 thousand or $0.01 per share, compared to a net loss of $435 thousand, or a loss of $0.12 per share, in the first quarter of 1999. This was the fourth consecutive quarter in which the company reported positive earnings.

           "This quarter we significantly grew our software license revenues and built our sales pipeline, and at the same time reported positive bottom line results," said Mike Potts, president of Jacada. "We have achieved triple-digit software sales growth while maintaining our expense ratios in accordance with our business plan. This is Jacada's ninth consecutive quarter of revenue growth and fourth consecutive quarter of positive earnings."

HIGHLIGHTS FOR THE FIRST QUARTER:

           Products - During the first quarter the company entered the wireless market with the launch of Jacada(R) Wireless and announced the general availability of Jacada(R) for Palm. Jacada for Palm is designed to meet the requirements of wireless Palm devices such as the Palm VII(TM). It is targeted at corporations and business users, enabling remote users to easily access mainframe-based corporate data. The company also completed certification testing and benchmarking of the Jacada(R) Server on Sun Solaris servers in the engineering labs of Sun Microsystems. The benchmark results exceeded expectations of both companies and make Solaris the most scalable server for implementing Jacada e-business solutions in large mainframe environments.

           Customers - The direct sales channel continued strong growth. Some of the most significant new business won during the quarter includes agreements with Prudential Insurance Company of America, Archer Daniels Midland, Cardinal Health, Saks Inc., and Unigroup. Jacada continued to expand its indirect channel with new strategic independent software vendor agreements, including the recently announced agreement with CommercialWare.

           "Our success in the rapid expansion of our direct sales channel and customer base is a testament to the investments that we continue to make in our infrastructure and successful ramp-up of new sales and marketing personnel," Potts said. "We will continue to invest in the growth of our three industry verticals which include automotive, federal government and insurance while continuing to target additional industry verticals where our solution makes sense and the market opportunity is the most significant."

NEW PRODUCT ANNOUNCEMENT - JACADA INNOVATOR

           In a separate release today, Jacada also announced early availability and first customer shipment of Jacada(R) Innovator. Jacada Innovator is the first product available that enables COBOL and RPG developers to rapidly and easily develop e-business applications with minimal additional training.

           Jacada Innovator addresses a critical problem within the legacy development community. Jacada Innovator now gives three million COBOL and RPG developers the ability to rapidly develop Internet and wireless applications, without having to learn significant new skills.

           "The delivery of Jacada Innovator is a milestone for our company and the industry," said Mike Potts, president of Jacada. "We anticipate financial contributions to begin this year with the early release of the product."

ABOUT JACADA

           Founded in 1990, Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. The Company operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at WWW.JACADA.COM or at 1-800-773-9574.

           Jacada Ltd. will host a Web cast on Wednesday, May 3, 2000, beginning at 10:00 a.m. (EDT) to present first quarter 2000 results. The Web cast can be accessed at www.streetevents.com/data/j/jcda OR www.jacada.com.

           Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical fact, including those regarding growth in its business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, including risks detailed in the Company's Offering Prospectus of October 14, 1999 and filings with the SEC, that could cause the Company's actual results to differ materially from those expressed or implied by these forward-looking statements.

                                       ###

                                   JACADA LTD.


                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2000


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX




                                                                    PAGE

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS                         4

CONSOLIDATED BALANCE SHEETS                                         5 - 6

CONSOLIDATED STATEMENTS OF OPERATIONS                                 7

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                         8

CONSOLIDATED STATEMENTS OF CASH FLOWS                               9 - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            11


                                 - - - - - - - -

[OBJECT OMITTED]ERNST & YOUNG



|X| KOST FORER & GABBAY
    2 Kremenetski St.
    Tel-Aviv 67899, Israel

|X| Phone: 972-3-6232525
    Fax: 972-3-5622555





Jacada Ltd.
-----------



           Re: Review report of unaudited interim consolidated financial statements as of and for the three months ended March 31, 2000
                 ---------------------------------------------------------


           We have reviewed the accompanying consolidated balance sheet of Jacada Ltd. (the "Company") and its subsidiaries as of March 31, 2000 and the related consolidated statements of operations and cash flows for the three-month period ended March 31, 1999 and 2000, and the statement of changes in shareholders' equity for the three months ended March 31, 2000 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

           A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

           Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States.

           The financial statements for the year ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated February 15, 2000, but we have not performed any auditing procedures since that date.





Tel-Aviv, Israel                                 KOST FORER & GABBAY
May 1, 2000                            A Member of Ernst & Young International

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         MARCH 31,               DECEMBER 31,
                                                                                           2000                      1999
                                                                                    -------------------     -----------------------
                                                                                        UNAUDITED
                                                                                    -------------------
      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                            $      6,143            $      5,141
  Short-term deposit                                                                          3,486                      56
  Marketable securities                                                                      30,193                  50,519
  Trade receivables (net of allowance for doubtful accounts of $ 30 as of
    March 31, 1999 and of $ 40 as of December 31, 1999 and
    March 31, 2000)                                                                           4,114                   3,760
  Other accounts receivable                                                                     473                     261
                                                                                    -------------------     -----------------------

Total current assets                                                                         44,409                  59,737
                                                                                    -------------------     -----------------------

LONG-TERM RECEIVABLES                                                                           115                     128
                                                                                    -------------------     -----------------------

LONG-TERM INVESTMENTS
Marketable securities                                                                        14,943                       -
Severance pay fund                                                                              458                     430
                                                                                    -------------------     -----------------------

                                                                                             15,401                     430
                                                                                    -------------------     -----------------------

PROPERTY AND EQUIPMENT, NET                                                                   2,294                   2,140
                                                                                    -------------------     -----------------------

                                                                                        $    62,219             $    62,435
                                                                                    ===================     =======================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                    MARCH 31,               DECEMBER 31,
                                                                                      2000                      1999
                                                                             ---------------------     -----------------------
                                                                                   UNAUDITED
                                                                             ---------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Current portion of long-term debt                                                $     185                    $      194
  Trade payables                                                                       1,194                         1,443
  Deferred revenues                                                                    2,636                         3,024
  Accrued expenses and other liabilities                                               1,711                         1,761
                                                                             ---------------------     -----------------------

Total current liabilities                                                              5,726                         6,422
                                                                             ---------------------     -----------------------

LONG-TERM LIABILITIES:

  Accrued severance pay                                                                  841                           677
  Long-term debt, net of current portion                                                 144                           186
  Offering expenses payable                                                              144                           296
                                                                             ---------------------     -----------------------

                                                                                       1,129                         1,159
                                                                             ---------------------     -----------------------

SHAREHOLDERS' EQUITY:

     Ordinary shares of NIS 0.01 par value:
     Authorized: 30,000,000 as of December 31, 1999 and March 31,
       2000 ; Issued and outstanding: 17,610,893 as of December 31,
       1999 and 17,860,004 as of March 31, 2000.                                          53                            52
     Additional paid-in capital                                                       67,140                        66,941
     Deferred compensation                                                              (207)                         (272)
     Accumulated deficit                                                             (11,622)                      (11,867)
                                                                             ---------------------     -----------------------

Total Shareholders' equity                                                            55,364                        54,854
                                                                             ---------------------     -----------------------

                                                                                $     62,219               $        62,435
                                                                             =====================     =======================

The accompanying notes are an integral part of the consolidated financial statements.

      May 1, 2000                          /s/ Yossi Hollander                                    /s/ Ran Oz
-----------------------                ------------------------------                         -----------------------
Date of approval of the                        Yossi Hollander                                        Ran Oz
 financial statements                  Chairman of Board of Directors                           General Manager and
                                                                                              Chief Financial Officer


                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,                           YEAR ENDED
                                                      -------------------------------------------         DECEMBER 31,
                                                             2000                   1999                      1999
                                                      -------------------    --------------------    ------------------------
                                                                      UNAUDITED
                                                      -------------------------------------------
Revenues:

  Software license                                    $         3,102         $        1,550         $           8,831
  Services and maintenance                                      1,724                  1,356                     5,768
                                                      -------------------    --------------------    ------------------------

Total revenues                                                  4,826                  2,906                    14,599
                                                      -------------------    --------------------    ------------------------

Cost of revenues:

  Software license                                                232                    124                       639
  Services and maintenance                                      1,003                    594                     2,740
                                                      -------------------    --------------------    ------------------------

Total cost of revenues                                          1,235                    718                     3,379
                                                      -------------------    --------------------    ------------------------

Gross profit                                                    3,591                  2,188                    11,220
                                                      -------------------    --------------------    ------------------------

Operating expenses:
  Research and development                                      1,072                    833                     3,267
  Sales and marketing                                           2,323                  1,324                     6,529
  General and administrative                                      684                    445                     1,960
                                                      -------------------    --------------------    ------------------------

Total operating expenses                                        4,079                  2,602                    11,756
                                                      -------------------    --------------------    ------------------------

Operating loss                                                   (488)                  (414)                     (536)
Financial income (expenses) net                                   733                    (15)                      564
Other expenses, net                                                 -                     (6)                      (34)
                                                      -------------------    --------------------    ------------------------

Net income (loss)                                     $           245        $          (435)        $              (6)
                                                      ===================    ====================    ========================

Basic net income (loss) per share                     $          0.01        $         (0.12)        $               -
                                                      ===================    ====================    ========================

Weighted average number of shares used in
 computing basic net income (loss) per share               17,806,888              3,621,893                 6,572,476
                                                      ===================    ====================    ========================

Diluted net income (loss) per share                   $          0.01        $         (0.12)        $               -
                                                      ===================    ====================    ========================

Weighted average number of shares used in computing
 diluted net income (loss) per share                       19,639,122              3,621,893                 6,572,476
                                                      ===================    ====================    ========================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                  FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                            -------------------------------------------------------------------------------
                                                       CONVERTIBLE
                                                     PREFERRED SHARES                         ORDINARY SHARES
                                            -----------------------------------     ------------------------------------
                                                SHARES              AMOUNT               SHARES              AMOUNT
                                            ---------------     ---------------     ------------------   ----------------
Balance as of January 1, 2000                          -        $          -          17,610,893         $        52

Issuance of Ordinary shares, net                       -                   -             249,111                   1
Deferred compensation                                  -                   -                   -                   -
Amortization of deferred  compensation
                                                       -                   -                   -                   -
Net income                                             -                   -                   -                   -
                                            ---------------     ---------------     ------------------   ---------------

Balance as of March 31, 2000 (unaudited)
                                                       -        $          -          17,860,004         $        53
                                            ===============     ===============     ==================   ===============

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1999
                                            -----------------------------------------------------------------------------
                                                       CONVERTIBLE
                                                     PREFERRED SHARES                         ORDINARY SHARES
                                            -----------------------------------     ------------------------------------
                                                SHARES              AMOUNT              SHARES               AMOUNT
                                            ---------------     ---------------     ---------------      ---------------
Balance as of
  January 1, 1999                              8,407,635        $        26            3,621,893         $        12
Issuance of Preferred "C"  shares, net
                                                 389,490                  2                    -                   -
Conversion of Ordinary shares to Preferred
shares
                                                  31,155        *)        -              (31,155)        *)        -
Conversion of Preferred shares to Ordinary
shares
                                              (8,828,280)               (28)           8,828,280                  28
Issuance of Ordinary shares, net                       -                  -            5,175,000                  12
Exercise of stock options, net                         -                  -               16,875         *)        -
Deferred compensation                                  -                  -                    -                   -
Amortization of deferred
  compensation                                         -                  -                    -                   -
  Net loss                                             -                  -                    -                   -
                                            ---------------     ---------------     ------------------   ---------------
Balance as of
  December 31, 1999                                    -        $         -           17,610,893         $        52
                                            ===============     ===============     ==================   ===============
*)         Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

Table continued...

                                                                FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                            -------------------------------------------------------------------------------------
                                                 ADDITIONAL                                                           TOTAL
                                                  PAID-IN               DEFERRED             ACCUMULATED          SHAREHOLDERS'
                                                  CAPITAL             COMPENSATION             DEFICIT                EQUITY
                                              -----------------     ------------------     -----------------     -----------------
Balance as of January 1, 2000                $       66,941         $         (272)        $     (11,867)        $      54,854

Issuance of Ordinary shares, net                        250                      -                     -                   251
Deferred compensation                                   (51)                    51                     -                     -
Amortization of deferred  compensation
                                                          -                     14                     -                    14
Net income                                                -                      -                   245                   245
                                             ------------------     ------------------     -----------------     -----------------

Balance as of March 31, 2000 (unaudited)
                                             $       67,140         $         (207)        $     (11,622)        $      55,364
                                             ==================     ==================     =================     =================

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1999
                                           ------------------------------------------------------------------------------------
                                              ADDITIONAL                                                            TOTAL
                                                PAID-IN               DEFERRED             ACCUMULATED          SHAREHOLDERS'
                                                CAPITAL             COMPENSATION             DEFICIT               EQUITY
                                           ------------------     -----------------     ------------------     ----------------
Balance as of
  January 1, 1999                          $       14,887           $         (125)        $     (11,861)        $        2,939
Issuance of Preferred "C"  shares, net
                                                    1,237                        -                     -                 1,239
Conversion of Ordinary shares to Preferred
shares
                                                        -                        -                     -                     -
Conversion of Preferred shares to Ordinary
shares
                                                        -                        -                     -                     -
Issuance of Ordinary shares, net                   50,556                        -                     -                50,568
Exercise of stock options, net                         19                        -                     -                    19
Deferred compensation                                 242                     (242)                    -                     -
Amortization of deferred
  compensation                                          -                       95                     -                    95
  Net loss                                              -                        -                    (6)                   (6)
                                           ------------------     ------------------     -----------------     -----------------
Balance as of
  December 31, 1999                        $       66,941           $         (272)         $    (11,867)         $     54,854
                                           ==================     ==================     =================     =================
*)         Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      THREE MONTHS ENDED
                                                                           MARCH 31,                           YEAR ENDED
                                                           ------------------------------------------         DECEMBER 31,
                                                                 2000                   1999                      1999
                                                          -------------------    --------------------    ------------------------
                                                                          UNAUDITED
                                                          -------------------------------------------
Cash flows from operating activities:

  Net income (loss)                                        $          245          $        (435)         $               (6)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
  Depreciation                                                        186                    161                         724
  Amortization of deferred compensation                                14                     17                          95
  Accrued interest on short-term deposits                             (17)                     -                           -
  Accrued interest on marketable securities, net                       89                      -                        (222)
  Decrease (increase) in trade receivables                           (354)                   227                        (794)
  Increase in other accounts receivable                              (212)                   (71)                        (90)
  Increase (decrease) in trade payables                              (401)                    26                       1,006
  Increase (decrease) in deferred revenues                           (388)                   403                      (1,128)
  Increase (decrease) in accrued expenses and other
   liabilities                                                        (50)                   341                         899
  Increase in accrued severance pay, net                              136                     81                          85
  Other                                                                 2                      5                          34
                                                          -------------------    --------------------    ------------------------

Net cash provided by (used in) operating activities                  (750)                   755                         603
                                                          -------------------    --------------------    ------------------------

Cash flows from investing activities:

  Purchase of short-term deposits                                  (3,413)                     -                         (56)
  Purchase of marketable securities                               (79,895)                     -                     (50,297)
  Redemption of marketable securities                              85,189                      -                           -
  Purchase of property and equipment                                 (340)                  (280)                     (1,048)
  Proceeds from sale of property and equipment                          -                     16                          41
  Other                                                                 -                     22                          19
                                                          -------------------    --------------------    ------------------------

Net cash provided by (used in) investing activities                 1,541                   (242)                    (51,341)
                                                          -------------------    --------------------    ------------------------





The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
IN U.S. DOLLARS IN THOUSANDS

                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,                           YEAR ENDED
                                                         -------------------------------------------         DECEMBER 31,
                                                                2000                   1999                      1999
                                                         -------------------    --------------------    ------------------------
                                                                         UNAUDITED
                                                         -------------------------------------------
Cash flows from financing activities:

  Proceeds from issuance of shares                                   251                      -                      52,122
  Principal of long-term debt                                        (51)                   (52)                       (202)
  Proceeds from long-term debt                                        11                    167                         368
  Short-term debt, net                                                 -                    (47)                     (2,022)
                                                         -------------------    --------------------    ------------------------

Net cash provided by financing activities                            211                     68                      50,266
                                                         -------------------    --------------------    ------------------------

Increase (decrease) in cash and cash equivalents                   1,002                    581                        (472)
Cash and cash equivalents at the
  beginning of the period                                          5,141                  5,613                       5,613
                                                         -------------------    --------------------    ------------------------

Cash and cash equivalents at the end of the period        $        6,143         $        6,194           $           5,141
                                                         ===================    ====================    ========================

Supplemental disclosure of cash flows information:

a.  Cash paid during the period for:
      Interest                                            $            7         $           42          $              118
                                                         ===================    ====================    ========================

b.  Non-cash activities:
      Offering expenses payable                           $            -         $            -          $              296
                                                         ===================    ====================    ========================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                     JACADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- GENERAL

           Jacada Ltd. (formerly: Client/Server Technology Ltd.) was incorporated under the laws of Israel in December 1990.

           Jacada Ltd. and its wholly-owned marketing subsidiaries - Jacada Inc. (the U.S. subsidiary) and Jacada (Europe) Ltd. (the UK subsidiary) (collectively: "the Company") - develop and market software that enables businesses to utilize their existing host-centric software applications to conduct business over the Internet. The Company generates revenues principally from licensing its Jacada software products and, to a lesser extent, from services such as training, consulting, maintenance and support.

           The Company's sales are made in North America and Europe.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

           The significant accounting policies applied in the annual financial statements of the Company as of December 31, 1999 are applied consistently in these financial statements.


NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal requiring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000.




                          - - - - - - - - - - - - - - -